SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, October 27, 2017

1Q16 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2016 (1Q16), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s 1Q16 consolidated results and comparisons refer to the fourth quarter of 2015 (4Q15) and the first quarter of 2015 (1Q15), unless otherwise stated. The Real/U.S. Dollar exchange rate was R$3.5583 on March 31, 2016 and R$3.9048 on December 31, 2015

Highlights	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15

Steel Sales (thousand t)	1,407	1,130	1,246	10%	(11%)
- Domestic Market	63%	57%	52%	(5%)	(11%)
- Overseas Subsidiaries	34%	37%	42%	5%	8%
- Exports	4%	6%	6%	0%	2%

Iron Ore Sales (thousand t)[1]	5,442	6,656	8,295	25%	52%
- Domestic Market	1%	7%	13%	6%	12%
- Exports	99%	93%	87%	(6%)	(12%)

Consolidated Results (R$ Million)
Net Revenue	4,010	3,678	4,008	9%	(1%)
Gross Profit	985	767	926	21%	(6%)
Adjusted EBITDA[2]	911	686	733	7%	(20%)

Adjusted Net Debt[3]	19,979	26,499	26,654	1%	33%
Adjusted Cash Position	12,251	8,862	6,472	(27%)	(47%)
Net Debt / Adjusted EBITDA	4.8x	8.2x	8.7x	0.5x	3.9x

1 Iron ore sales volumes include 100% of the stake in NAMISA until November 2015 and 100% of the stake in Congonhas Minérios as of December 2015.

2 Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

³ Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 32.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

Closing Market Indicators on March 31, 2016
BM&FBovespa (CSNA3): R$7.15/share	Market Cap BM&FBovespa: R$9.92 billion
NYSE (SID): US$1.97/ADR (1 ADR = 1 share)	Market Cap NYSE: US$2.73 billion
Total no. of shares = 1,387,524,047

For further information, please visit our corporate website: www.csn.com.br/ri

1Q16

EARNINGS RELEASE

1Q16

Macroeconomic Projections	2016
IPCA (%)	7.00
Commercial Dollar (EoP - R$)	3.70
SELIC Target (EoP - %)	13.00
GDP (%)	(3.86)
Industrial Production (%)	(5.95)

         Source: FOCUS BACEN                                                                                                                                                                                                    Base: 05/06/2016

CSN’s Consolidated Results

•         Net revenue totaled R$4,008 million in 1Q16, 9% up on 4Q15 and 1% down on the same period last year. Regarding 4Q15, the increase was due to the higher sales volume in the steel and mining segments, offsetting the decrease in the average steel and mining prices, which suffered the additional impact of BRL appreciation. Compared with 1Q15, the reduction was a result of lower sales volume in the steel segment.

•         COGS amounted to R$3,082 million, 6% down the previous quarter and 2% less than in 1Q15. The year-on-year reduction was mainly due to lower steel and mining segments unit costs.

•         First-quarter gross profit came to R$926 million, 21% more than in 4Q15, while the gross margin widened by 2p.p. to 23%. In comparison with 1Q15, gross profit fell by 6% and the gross margin narrowed by 2p.p., from 25% to 23%.

•         Selling, general and administrative expenses totaled R$611 million in 1Q16, 12% and 49% up on 4Q15 and 1Q15, respectively, chiefly due to higher freight (related to distribution costs), due to the increase in iron sales and the higher CIF sales model, and personnel expenses.

•         Other operating income (expenses) was a net expense of R$127 million in 1Q16, versus expense of R$214 million in 1Q15. Most of the amount in question referred to expenses with labor provisions and judicial deposits. The positive result registered in 4Q15 was due to the Business Combination effect in the mining segment.

•         The proportional net financial result was negative by R$922 million in 1Q16, due to: i) financial expenses (excluding the exchange variation) of R$844 million; ii) the negative exchange variation result of R$329 million; and iii) financial revenue of R$252 million.

Financial Result (R$ Million)	1Q15	4Q15	1Q16
Financial Result - IFRS	(869)	(183)	(897)
(+) Financial Result of Joint-Venture	500	(48)	(24)
(+) Namisa	520	(34)	-
(+) MRS	(20)	(15)	(24)
(=) Proporcional Financial Result	(369)	(231)	(922)
Financial Revenues	63	289	252
Financial Expenses	(432)	(531)	(1,173)
Financial Expenses (ex-exchange rates variation)	(878)	(483)	(844)
Result with Exchange Rate Variation	446	(48)	(329)
Monetary and Exchange Rate Variation	(482)	245	950
Hedge Accounting	428	(140)	(566)
Notional Amount of Derivatives Contracted	500	(153)	(713)
Others	-	12	-

¹ The proportional financial result considered stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of

100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

For further information, please visit our corporate website: www.csn.com.br/ri	2

1Q16

EARNINGS RELEASE

1Q16

•         CSN’s equity result was a positive R$45 million in 1Q16, versus a negative R$55 million in 4Q15 and a positive R$398 million in 1Q15, chiefly due to MRS’s equity result in the 1Q16 and 4Q15, and Namisa’s equity result in the 1Q15. Namisa ceases to exist from this quarter onwards due to the business combination of its mining assets. The table below presents a breakdown of this item:

Share of profits (losses) of investees (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Namisa	396	(58)	-	-	-
MRS Logística	15	29	61	111%	302%
CBSI	(2)	(1)	1	-	-
TLSA	(8)	(8)	(7)	(10%)	(8%)
Arvedi Metalfer BR	-	(8)	-	-	-
Eliminations	(4)	(9)	(11)	(18%)	173%
Share of profits (losses) of investees	398	(55)	45	-	(89%)

•         CSN recorded a first-quarter net loss of R$777 million, versus quarter loss of R$461 million in 4Q15 and net income of R$392 million in 1Q15. The worsening in this result, compared with 4Q15, is explained by the gains registered with the conclusion of the mining segment Business Combination last quarter.

Adjusted EBITDA (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Profit (loss) for the Period	392	(461)	(777)	-	-
Depreciation	264	308	310	1%	17%
Income Tax and Social Contribution	(503)	3,243	114	(96%)	-
Finance Income	870	183	897	390%	3%
EBITDA (ICVM 527)	1,023	3,273	544	(83%)	(47%)
Other Operating Income (Expenses)	214	(2,798)	127	-	(41%)
Share of Profit (Loss) of Investees	(398)	55	(45)	-	(89%)
Proportionate EBITDA of Joint Ventures	73	155	107	(31%)	47%
Adjusted EBITDA	911	686	732	7%	(20%)

•         Adjusted EBITDA amounted to R$733 million in 1Q16, 7% up on the previous quarter, but 20% down on 1Q15, accompanied by an adjusted EBITDA margin of 17.3%, 1.1 p.p. more than in 4Q15, but 4.3% less than in 1Q15.

¹ The adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Income, which considers stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

For further information, please visit our corporate website: www.csn.com.br/ri	3

1Q16

EARNINGS RELEASE

1Q16

Debt

The adjusted amounts of EBITDA, Debt and Cash included the stakes of 60% in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, as of December 2015. On March 31, 2016, consolidated net debt totaled R$26,654 million, while the net debt/EBITDA ratio, was 8.67x based on LTM adjusted EBITDA.

Foreign Exchange Exposure

Net foreign exchange exposure generated by the difference in dollar-denominated assets and liabilities, contracted derivatives and hedge accounting booked by CSN totaled US$114 million on March 31, 2016. The derivatives contracted form a long USD position achieved through the purchase of NDFs (Non-Deliverable Forwards). The hedge accounting adopted by CSN correlates the projected export flows in dollars with part of the future debt maturities in the same currency. As a result, the exchange variation of part of dollar-denominated debt is temporarily recorded under shareholder’s equity, being transferred to the income statement when the dollar revenue from these exports is received.

Foreign Exchange Exposure[1]	12/31/2015	03/31/2016
(US$ Million)	IFRS
Cash and cash equivalents overseas	1,625	1,288
Accounts Receivables	170	315
Others		7
Total Assets	1,795	1,610
Borrowings and Financing	(4,569)	(4,466)
Accounts Payable	(20)	(7)
Other Liabilities	(25)	(6)
Total Liabilities	(4,614)	(4,479)

Foreign Exchange Exposure	(2,819)	(2,870)

Notional Amount of Derivatives Contracted, Net	1,435	1,435
Cash Flow Hedge Accounting	1,558	1,549
Net Foreign Exchange Exposure	173	114

¹As of the conclusion of the Business Combination, through asset transfers to Congonhas Minérios, CSN has been consolidating 100% of the new Company’s cash. As a result, a proportional view of foreign exchange exposure is no longer necessary.

²IFRS foreign exchange exposure on March 31, 2015 includes the 100% stake in Congonhas Minérios and excludes the stake in MRS.

For further information, please visit our corporate website: www.csn.com.br/ri	4

1Q16

EARNINGS RELEASE

1Q16

Capex

CSN invested R$330 million in 1Q16 in the following projects:

•         Investments in the new clinker kiln in Arcos/MG, which will permit the Cement segment to reach competitive margins and scale gains in the Southeast region as a result of the clinker production self-sufficiency.

•         Revamp of the coke batteries, reducing imported coke needs and improving the fuel rate.

•         Other projects designed to improve the environmental performance of the Presidente Vargas Plant and current investments in other operations.

Investment (R$ Million)	1Q15	4Q15	1Q16
Steel	121	130	119
Mining	116	97	62
Cement	90	218	139
Logistics	11	19	10
Others	-	-	-
Total Investment IFRS	338	464	330

Working Capital

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.

•         Inventories: Includes Estimated Losses and excludes Spare Parts which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed;

•         Recoverable Taxes: Composed only of Income (IRPJ) and Social Contribution (CSLL);

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments;

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

As a result, working capital applied to the Company’s business totaled R$3,392 million in 1Q16, stable compared to 4Q15, chiefly due to the R$450 million reduction in inventories, while accounts receivable increased by R$244 million. On a same comparison basis, the average receivable period increased by 4 days, while payment periods and inventory turnover fell by 6 and 9 days, respectively. The cash conversion cycle presented 9 days reduction.

Working Capital (R$ Million)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Assets	5,145	5,847	5,664	-183	519
Accounts Receivable	1,901	1,501	1,746	244	-155
Inventories Turnover	3,107	4,070	3,621	-450	514
Advances to Taxes	137	276	298	22	161
Liabilities	2,306	2,455	2,272	-183	-34
Suppliers	1,556	1,671	1,542	-128	-14
Salaries and Social Contribution	214	257	245	-12	31
Taxes Payable	512	479	418	-60	-94
Advances from Clients	24	50	67	17	43
Working Capital	2,839	3,393	3,392	-1	553

Turnover Ratio (days)	1Q15	4Q15	1Q16	Change
1Q16	x	4Q15	1Q16	x	1Q15
Receivables	36	30	34	4	-2
Supplier Payment	46	52	46	-6	0
Investory Turnover	92	126	107	-19	15
Cash Conversion Cycle	82	104	95	-9	13

For further information, please visit our corporate website: www.csn.com.br/ri	5

1Q16

EARNINGS RELEASE

1Q16

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, as historically presented. For the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the "corporate/elimination expenses" column.

In order to report the Company’s 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes all this new company’s information.

Net Revenue by Segment – 1Q16 (R$ million)

For further information, please visit our corporate website: www.csn.com.br/ri	6

1Q16

EARNINGS RELEASE

1Q16

Adjusted EBITDA by Segment – 1Q16 (R$ million)

Results 1Q16	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/Eliminations	Consolidated
(R$ MM)
Net Revenue	2.809	941	50	303	114	68	(279)	4.008
Domestic Market	1.500	151	50	303	114	68	(475)	1.712
Foreign Market	1.309	790	-	-	-	-	197	2.296
Cost of Goods Sold	(2.300)	(749)	(36)	(214)	(101)	(51)	370	(3.082)
Gross Profit	509	192	14	89	13	17	91	926
Selling, General and Administrative Expenses	(255)	(24)	(8)	(24)	(18)	(6)	(276)	(611)
Depreciation	166	114	3	56	13	4	(47)	310
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	107	107
Adjusted EBITDA	420	283	9	121	8	15	(124)	733

Results 4Q15	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Eliminations	Consolidated
(R$ Million)
Net Revenue	2,579	907	62	331	102	61	(363)	3,678
Domestic Market	1,473	88	62	331	102	61	(414)	1,703
Foreign Market	1,106	819	-	-	-	-	50.4	1,975
Cost of Goods Sold	(2,267)	(598)	(42)	(207)	(89)	(50)	341	(2,912)
Gross Profit	312	309	20	124	13	10	(22)	767
Selling, General and Administrative Expenses	(267)	(22)	(5)	(23)	(21)	(6)	(199)	(544)
Depreciation	178	105	3	50	14	4	(47)	308
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	155	155
Adjusted EBITDA	222	392	19	151	6	9	(113)	686

For further information, please visit our corporate website: www.csn.com.br/ri	7

1Q16

EARNINGS RELEASE

1Q16

Steel

According to preliminary figures from the World Steel Association (WSA), global crude steel production totaled 386 million tonnes in 1Q16, 3.5% down on the same period last year, while the Brazilian Steel Institute (IABr) estimates a  12.3% reduction in domestic output to 7.4 million tonnes (also preliminary figures). Domestic production of rolled products came to 5.1 million tonnes, 17.5% less than in 1Q15, while apparent consumption fell by 29.3% to 4.3 million tonnes, with domestic sales of 4.0 million tonnes and imports of 368,000 tonnes. On the other hand, exports increased by 17.1% in the same period, reaching 3.3 million tonnes.

In 2016, the IABr estimates an 8.8% decline in apparent consumption to 19.4 million tonnes, with domestic sales of 17.4 million tonnes and imports of 1.1 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), 1Q16 steel purchases and sales by distributors fell by 18.3% and 13.0% over 1Q15 to 761,000 and 776,000 tonnes, respectively. Inventories closed the quarter at 906,800 tonnes, in line with the previous month, representing 3.1 months of sales.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 482,000 units in 1Q16, 28% down on 1Q15. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 29% to 481,000 units. The association estimates a reduction in vehicle sales of up to 7.5% in 2016 over 2015, to 2.37 million units, while FENABRAVE (the Vehicle Distributors’ Association) expects a 6% reduction in vehicle sales.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), during 1Q16 the residential real estate launches in the city of São Paulo totaled 2,856 units, 30% up on the 1,418 units launched in the 1Q15.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials in 1Q16 fell by 17.3% over the same period last year. The association revised its 2016 estimate to a real decline of 4.5%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production accumulated until march 2016 fell by 22% over the same period in 2015, while output in the last 12 months dropped by 20% over the same period a year before, reflecting the low level of business and consumer confidence.

For further information, please visit our corporate website: www.csn.com.br/ri	8

1Q16

EARNINGS RELEASE

1Q16

Results from CSN’s Steel Operations

•         Total steel product sales volume came to 1,246 thousand tonnes in 1Q16, 9% up on 4Q15. Of this total, 52% went to the domestic market, 42% were sold by our subsidiaries abroad and 6% went to exports.

•         First-quarter domestic steel sales totaled 649,000 tonnes, 1% up on 4Q15, 611,000 tonnes of which flat steel and 38,000 tonnes long steel.

•         First-quarter foreign sales amounted to 597,000 tonnes, 23% up on 4Q15. Of this total, direct exports came to 78,000 tonnes and the overseas subsidiaries sold 520,000 tonnes, while 204,000 were sold by LLC, 216,000 by SWT and 100,000 by Lusosider.

•         In the first quarter, CSN increased its share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Domestic sales of coated products such as galvanized items and tin plate accounted for 58% of flat steel sales, versus 54% in 4Q15. In the foreign market, the share of coated products moved up from 69% of flat steel sales to 77% in 1Q16.

•         Net revenue totaled R$2,809 million in 1Q16, 9% up on 4Q15, chiefly due to the increase in domestic sales volume and sales by subsidiaries abroad. In 1Q16, average net revenue per tonne remained in line with 1Q15, totaling R$2,196.

•         COGS came to R$2,300 million in 1Q16, a slight 1% increase over 4Q15.

•         The parent company’s production cost reached R$1,343 million in 1Q16, 19% down on 4Q15, chiefly due to the decrease in the consumption of imported raw material as a result of the extinguishing of blast furnace 2 and the startup of coke batteries, thus reducing the fuel rate, in addition to the lower electricity consumption and a downturn in maintenance expenses.

Sales Volume (%) - Steel
1,407
1,130
1,246
15%
4%
6%
13%
63%
14%
6%
7%
17%
57%
17%
6%
8%
17%
52%
1Q15
4Q15
1Q16
Domestic Market
LLC
Lusosider
Exports
SWT

Sales Volume by Product 1Q16
Domestic Market
4%
11%
27%
17%
41%
7%
13%
28%
19%
32%
6%
13%
30%
17%
34%
1Q15
4Q15
1Q16
Hot Rolled
Cold Rolled
Galvanized
Tin Plates
Long Steel UPV

For further information, please visit our corporate website: www.csn.com.br/ri	9

1Q16

EARNINGS RELEASE

1Q16

•          Slab production costsdecreased 1.4%, to US$272/t from US$276/t in 4Q15. As a result, CSN maintained its position among those steel companies with the lowest slab costs in the world.

•          AdjustedEBITDA amounted to R$420 million in 1Q16, 89% up on the R$222 million recorded in 4Q15, accompanied by an increase of 6p.p. in the margin, which widened from 9%, in 4Q15, to 15%.

•      The parent company’s slab production totaled 835,000 tonnes in 1Q16, 16% and 25% down on 4Q15 and 1Q15, respectively. Flat rolled steel production came to 746,000 tonnes, 22% and 27% less than in 4Q15 and 1Q15, respectively.

Flat Steel Production (Parent Company)	1Q15	4Q15	1Q16	Change
(Thousand tonnes)				1Q16	x	4Q15	1Q16	x	1Q15
Total Slabs (UPV + Third Parties)	1,184	1,062	836	(21%)			(29%)
Crude Steel Production	1,115	998	835	(16%)			(25%)
Third Parties Slabs	69	64	0	-			-
Total Rolled Products	1,020	952	746	(22%)			(27%)

For further information, please visit our corporate website: www.csn.com.br/ri	10

1Q16

EARNINGS RELEASE

1Q16

Mining

In 1Q16, the seaborne iron ore market was positively impacted by the greater availability of credit and the recovery of construction activities in China, led by investments in new real estate projects. The improvement in demand led to higher prices and healthier margins for the local steel producers, as well as encouraging the build-up of inventories. In addition, seasonal factors, such as higher rainfall in Australia and Brazil, as well as the rigorous Chinese winter, played an important role in reducing the iron ore supply base. As a result, iron ore prices moved up by 3.5% over the previous quarter, averaging US$48.30/dmt (Platts, 62% Fe, N. China).

Results from CSN’s Mining Operations

•         In 1Q16, iron ore production totaled 7,326 thousand tonnes, 2% and 23% up on 4Q15 and 1Q15, respectively.

•         First-quarter iron ore purchases came to 617,000 tonnes, 58% down on 4Q15, but 7% up on 1Q15, chiefly due to the reduced availability of iron ore from small and medium-sized producers in this quarter.

•         Iron ore sales came to 8,295,000 tonnes1 in 1Q16, 11% and 21% up on 4Q15 and 1Q15, respectively, thanks to an improved sales performance in the domestic market. Almost 1,047,000 tonnes from Congonhas Minérios were sold to UPV.

Production Volume and Mining Sales	1Q15	4Q15	1Q16	Change
(thousand t)	1Q16	x	4Q15	1Q16	x	1Q15
Iron Ore Production¹	5,938	7,218	7,326	1%	23%
Third Parties Purchase	543	1,481	617	(58%)	14%
Total Production + Purchase	6,481	8,698	7,943	(9%)	23%

UPV Sale	1,428	1,257	1,047	(17%)	(27%)
Third Parties Sales Volume	5,442	6,202	7,248	17%	33%
Total Sales	6,870	7,459	8,295	11%	21%

•           Net revenue from mining operations totaled R$941 million in 1Q16, 4% down on 4Q15, but 43% more than in 1Q15. The quarter-on-quarter decline was due to the reduction in the FOB price, which did not occur in 1Q15. FOB unit revenue came to US$28/t in 1Q16, 23% less than in 4Q15.

•           In the first quarter, mining segment COGS came to R$749 million, 25% higher than in 4Q15 and 32% more than in 1Q15, due to the higher volume of iron ore sold in the quarter. The increase in COGS is mainly related to higher iron ore sold in the quarter. In 1Q16, Casa de Pedra recorded a Chinese delivery cash cost excluding depreciation of US$31.2/wmt, 6% down on 4Q15.

•          Adjusted EBITDA stood at R$283 million in 1Q16, 28% down on the R$392 million recorded in 4Q15, while the adjusted EBITDA margin narrowed by 13 p.p., from 43%, in 4Q15, to 30%.

1 Production and sales volumes include the 100% stake in NAMISA until November 2015 and the 100% interest in Congonhas in December 2015.

For further information, please visit our corporate website: www.csn.com.br/ri	11

1Q16

EARNINGS RELEASE

1Q16

Casa de Pedra Iron Ore Cost Excluding Depreciation

(US$/wmt delivered to China)

Logistics

According to the ANTT (National Ground Transport Agency), the Brazilian rail container transport concessionaires transported 897,000 tonnes in 2016, 1.3% down on 1Q15.

Results from CSN’s Logistic Operations

Railway Logistics: In 1Q16, net revenue came to R$303 million, generating EBITDA of R$121 million and an EBITDA margin of 40%

Port Logistics: In the first quarter, Sepetiba Tecon handled 143,000 tonnes of steel products, in addition to 13,000 tonnes of general cargo and approximately 39,000 containers handled. First-quarter net revenue stood at R$50 million, generating EBITDA of R$9 million, accompanied by an EBITDA margin of 19%.

Sepetiba TECON Highlights	1Q15	4Q15	1Q16	Change
				1Q16	x	4Q15	1Q16	X	1Q15
Containers Volume (thousand units)	39	39	39	-			-
Steel Products Volume (thousand t)	141	261	143	(45%)			2%
General Cargo Volume (thousand t)	73	3	13	333%			(82%)

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazil’s cement production fell by 17.0% in 1Q16 over 1Q15, handling with the construction industry performance.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 13.9 million tonnes in 1Q16, 14.7% less than in the same quarter the year before. For 2016 as a whole SNIC estimates respective annual declines of 12% to 15% in sales and 9% to 11% in apparent consumption.

Results of CSN’s Cement Operations

In 1Q16, cement sales amounted to 571,000 tonnes, 15% up on 4Q15, while net revenue came to R$114 million. EBITDA totaled R$8 million, accompanied by an EBITDA margin of 7%, due to the ramp-up of the new operations in Arcos, Minas Gerais.

For further information, please visit our corporate website: www.csn.com.br/ri	12

1Q16

EARNINGS RELEASE

1Q16

Cement Highlights	1Q15	4Q15	1Q16	Change
(thousand t)				1Q16	x	4Q15	1Q16	x	1Q15
Total Production	493	564	531	(6%)			8%
Total Sales	525	496	571	15%			8%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 121 TWh until March 2016, 4.2% less than the same period in 2015. Consumption in the industrial and residential segments fell by 7.5% and 2.5%, respectively, when the commercial segment decline 3.2%.

Results from CSN’s Energy Operations

In 1Q16, net revenue from energy operations totaled R$68 million, EBITDA stood at R$15 million and the EBITDA margin came to 23%.

Capital Market

CSN’s shares appreciated by 78.8% in 1Q16, while the Ibovespa increased by 15.5% in the same period. Daily traded volume on the BM&FBovespa averaged R$41.1 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) moved up by 101.9%, versus the Dow Jones’ 1.5% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$2.7 million.

1Q16
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	7.15
Closing price (US$/ADR)	1.97
Market Capitalization (R$ million)	9,921
Market Capitalization (US$ million)	2,733
Total return including dividends and interest on equity
CSNA3	78.8%
SID	101.9%
Ibovespa	15.5%
Dow Jones	1.5%
Volume
Average daily (thousand shares)	7,251
Average daily (R$ Thousand)	41,089
Average daily (thousand ADRs)	1,791
Average daily (US$ Thousand)	2,725

Source: Bloomberg

For further information, please visit our corporate website: www.csn.com.br/ri	13

1Q16

EARNINGS RELEASE

1Q16

Webcast – 1Q16 Earnings Release                                                            Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

October 31, 2017 – Tuesday

12:30 p.m. (US EDT)

02:30 p.m. (Brasília time)

Phone: +1 (516) 300-1066

Code: CSN

Replay phone: +55 (11) 3127-4999

Replay code: 42709759

Conference ID: CSN

Webcast: www.csn.com.br/ri

 IR Executive Officer – David Salama

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza (bruno.souza@csn.com.br)

 Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website: www.csn.com.br/ri	14

1Q16

EARNINGS RELEASE

1Q16

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	1Q15	Restatement 4T15	Restatement 1T16
Net Revenues	4,010,252	3,678,470	4,008,071
Domestic Market	2,240,781	1,703,493	1,712,078
Foreign Market	1,769,471	1,974,977	2,295,993
Cost of Goods Sold (COGS)	(3,025,533)	(2,911,727)	(3,082,026)
COGS, excluding depreciation	(2,766,657)	(2,609,884)	(2,778,115)
Depreciation allocated to COGS	(258,876)	(301,843)	(303,911)
Gross Profit	984,719	766,743	926,045
Gross Margin (%)	25%	21%	23%
Selling expenses	(298,530)	(410,638)	(448,147)
General and administrative expenses	(106,523)	(126,715)	(156,460)
Depreciation allocated to SG&A	(5,622)	(6,218)	(5,925)
Other operation income (expense), net	(213,537)	2,797,789	(126,560)
Share of profits (losses) of investees	398,478	(55,436)	44,979
Operational Income before Financial Results	758,985	2,965,525	233,932
Net Financial Results	(869,700)	(182,788)	(896,939)
Income before social contribution and income taxes	(110,715)	2,782,737	(663,007)
Income Tax and Social Contribution	502,517	(3,243,259)	(113,690)
Profit/(Loss) for the period	391,802	(460,522)	(776,697)
Parent Company - Corporate Law (In thousand of R$)
	1Q15	Restatement 4Q15	Restatement 1Q16
Net Revenues	3,058,032	2,670,782	1,977,640
Domestic Market	2,070,084	1,584,206	1,567,201
Foreign Market	987,948	1,086,576	410,439
Cost of Goods Sold (COGS)	(2,189,432)	(2,207,557)	(1,638,396)
COGS, excluding depreciation	(1,987,020)	(2,000,004)	(1,506,928)
Depreciation allocated to COGS	(202,412)	(207,553)	(131,468)
Gross Profit	868,600	463,225	339,244
Gross Margin (%)	28%	17%	17%
Selling expenses	(144,140)	(202,128)	(166,823)
General and administrative expenses	(82,425)	(99,771)	(121,013)
Depreciation allocated to SG&A	(3,917)	(4,236)	(4,057)
Other operation income (expense), net	(198,038)	1,002,046	(99,702)
Share of profits (losses) of investees	1,442,550	1,886,948	(465,361)
Operational Income before Financial Results	1,882,630	3,046,084	(517,712)
Net Financial Results	(2,028,355)	(170,213)	(267,878)
Income before social contribution and income taxes	(145,725)	2,875,871	(785,590)
Income Tax and Social Contribution	537,781	(3,335,268)	399
Profit/(Loss) for the period	392,056	(459,397)	(785,191)

For further information, please visit our corporate website: www.csn.com.br/ri	15

1Q16

EARNINGS RELEASE

1Q16

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated		Parent Company
	12/31/2015	12/31/2016	12/31/2015	12/31/2016
Current assets	16,430,691	13,697,372	8,842,440	7,950,527
Cash and cash equivalents	8,624,651	6,305,072	2,648,798	1,919,314
Trade receivables	1,578,277	1,816,106	2,467,523	2,422,426
Inventories	4,941,314	4,494,832	2,850,744	2,834,277
Other current assets	1,286,449	1,081,362	875,375	774,510
Non-current assets	30,908,718	30,956,418	35,727,929	34,602,133
Long-term receivables	1,661,987	1,653,911	1,281,470	1,284,762
Investments measured at amortized cost	3,998,239	4,084,739	25,517,369	24,260,167
Property, plant and equipment	17,826,226	17,834,884	8,866,348	8,995,809
Intangible assets	7,422,266	7,382,884	62,742	61,395
Total assets	47,339,409	44,653,790	44,570,369	42,552,660
Current liabilities	5,082,199	4,504,777	4,272,372	4,016,450
Payroll and related taxes	256,840	245,177	141,496	128,882
Suppliers	1,293,008	1,235,417	742,364	738,848
Taxes payable	457,391	393,747	5,814	66,023
Borrowings and financing	1,874,681	1,459,777	2,879,073	2,536,813
Other payables	1,073,017	1,046,262	411,699	456,961
Provision for tax, social security, labor and civil risks	127,262	124,397	91,926	88,923
Non-current liabilities	35,165,922	33,417,720	34,334,488	32,940,581
Borrowings and financing	32,407,834	30,561,057	31,109,017	29,552,923
Deferred Income Tax and Social Contribution	1,072,033	1,129,126	666,081	665,631
Other payables	131,284	148,318	126,450	109,836
Provision for tax, social security, labor and civil risks	711,472	730,862	564,372	589,243
Other provisions	843,299	848,357	1,868,568	2,022,948
Shareholders’ equity	7,091,288	6,731,293	5,963,509	5,595,629
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital reserves	30	30	30	30
Acumulated Losses	-367,214	-1,152,405	(367,214)	(1,152,405)
Statutory reserve	1,790,693	2,208,004	1,790,693	2,208,004
Non-controlling interests	1,127,779	1,135,664	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,339,409	44,653,790	44,570,369	42,552,660

For further information, please visit our corporate website: www.csn.com.br/ri	16

1Q16

EARNINGS RELEASE

1Q16

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	Restatement 2015	4Q15	Restatement 1Q16
Net cash generated by operating activities	5,069,163	3,651,712	(939,450)
(Net Losses) / Net income attributable to controlling shareholders	(1,214,122)	(459,397)	(785,191)
Loss for the period attributable to non-controlling interests	(1,842)	(1,125)	8,494
Charges on borrowings and financing	2,824,079	359,893	734,734
Depreciation, depletion and amortization	1,176,840	319,703	321,944
Share of profits (losses) of investees	(1,160,348)	55,436	(44,979)
Deferred income tax and social contribution	2,767,545	3,310,640	86,104
Foreign exchange and monetary variations, net	3,389,448	(257,569)	(379,360)
Result from derivative financial instruments	4,086	311	362
Impairment of available-for-sale assets	555,298	376,431	-
Write-off of permanent assets	6,466	1,693	12,966
Accrued actuarial liability	1,193	1,193	-
Buyback of debt securities	(166,642)	(166,642)	(146,214)
Gain with business combination	(3,297,499)	(3,297,499)	-
Provisions	187,820	(5,167)	26,997
Fiscal, Social Security, Labor, Civil and Environmental Provisions	187,820	(5,167)	26,997
Working Capital	(3,159)	3,413,811	(775,307)
Accounts Receivable	208,488	810,610	(219,640)
Trade Receivables – Related Parties	217,439	299,712	(8,407)
Inventory	(726,800)	(196,492)	443,691
Interest receive - Related Parties	3,545,142	3,545,142	-
Judicial Deposits	(35,415)	5,565	4,098
Suppliers	301,118	(41,650)	(59,340)
Taxes and Contributions	(714,406)	(546,316)	30,878
Interest Expenses	(2,956,424)	(492,920)	(932,279)
Others	157,699	30,160	(34,308)
Cash Flow from Investment Activities	(2,864,993)	(2,651,757)	(919,927)
Investments	(2,727,036)	(2,727,036)	-
Fixed Assets/Intangible	(1,617,635)	86,598	(329,838)
Reduction of capital of the subsidiary and joint venture	466,758	-	-
Derivative transactions	903,153	(313,760)	(556,682)
Cash and Cash Equivalent from Namisa Consolidation	456,364	456,364	-
Related parties loans	(61,217)	(17,742)	-
Loans / Receive loans - related parties	443,345	-	-
Short-term investment, net of redeemed amount	(728,725)	(136,181)	(33,407)
Cash Flow from Financing Companies	(3,090,768)	(804,566)	(438,466)
Borrowings and financing raised, net of transaction costs	373,491	(563,514)	(26,770)
Borrowing Fortaiting/Drawee risk	924,706	299,589	76,338
Amortizations for Fortaiting/Drawee risk	(1,146,306)	(284,689)	(121,180)
Borrowing amortizations - principal	(2,380,968)	(46,993)	(215,756)
Amortization principal loans - related parties	(52,839)	-	-
Dividends/Interest on equity	(549,835)	(3)	-
Treasury shares	(9,390)	-	-
Buyback of debt securities	(249,627)	(208,956)	(151,098)
Foreign Exchange Variation on Cash and Cash Equivalents	61,629	66,301	(55,143)
Free Cash Flow	(824,969)	261,690	(2,352,986)

For further information, please visit our corporate website: www.csn.com.br/ri	17

1Q16

EARNINGS RELEASE

1Q16

SALES VOLUME CONSOLIDATED (thousand tonnes)

	1Q15	4Q15	1Q16	Change
				1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	847	599	611	12	(236)
Slabs	4	2	-	(2)	(4)
Hot Rolled	358	207	220	13	(138)
Cold Rolled	154	123	108	(15)	(46)
Galvanized	237	181	197	16	(40)
Tin Plates	94	86	85	(1)	(9)
Long Steel UPV	34	44	38	(6)	4
DOMESTIC MARKET	881	643	649	6	(232)

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	314	333	381	48	67
Hot Rolled	57	51	59	8	2
Cold Rolled	62	51	27	(24)	(35)
Galvanized	166	188	265	77	99
Tin Plates	29	43	30	(13)	1
Long Steel (profiles)	212	154	216	62	4
FOREIGN MARKET	526	487	597	110	71

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	1,161	933	992	59	(169)
Slabs	4	2	-	(2)	(4)
Hot Rolled	415	258	280	22	(135)
Cold Rolled	215	174	135	(39)	(80)
Galvanized	403	369	462	93	59
Tin Plates	124	129	115	(14)	(9)
Long Steel UPV	34	44	38	(6)	4
Long Steel (profiles)	212	154	216	62	4
TOTAL MARKET	1,407	1,130	1,246	116	(161)

SALES VOLUME PARENT COMPANY (thousand tonnes)

	1Q15	4Q15	1Q16	Change
				1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	955	677	709	32	(246)
Slabs	4	2	-	(2)	(4)
Hot Rolled	399	236	244	8	(155)
Cold Rolled	175	145	124	(21)	(51)
Galvanized	279	205	253	48	(26)
Tin Plates	98	88	89	1	(9)
Long Steel UPV	34	44	38	(6)	4
DOMESTIC MARKET	989	721	747	26	(242)

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	186	263	186	(77)	0
Hot Rolled	77	113	53	(60)	(24)
Cold Rolled	36	18	-	(18)	(36)
Galvanized	43	89	103	14	60
Tin Plates	29	43	30	(13)	1
Long Steel (profiles)	-	-	-	-	-
FOREIGN MARKET	186	263	186	(77)	0

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Flat Steel	1,140	940	895	(45)	(245)
Slabs	4	2	-	(2)	(4)
Hot Rolled	476	349	297	(52)	(179)
Cold Rolled	211	163	124	(39)	(87)
Galvanized	322	294	356	62	34
Tin Plates	127	131	119	(12)	(8)
Long Steel UPV	34	44	38	(6)	4
Long Steel (profiles)	-	-	-	-	-
TOTAL MARKET	1,174	984	933	(51)	(241)

NET REVENUE PER UNIT

	1Q15	4Q15	1Q16	1Q16 x 4Q15	1Q16 x 1Q15
Average (DM and FM) - R$/t	2,162	2,222	2,196	(26)	34

For further information, please visit our corporate website: www.csn.com.br/ri	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.